Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Pkwy E, # 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

March 5, 2010
File No. 1-31354
Attn:  Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549-4631

Re:                   Response to Comment Letter dated February 4, 2010

Dear Mr. Decker:

Please find herein our responses ordered in the manner in which they were presented to the above reference for your review.

We wish to express reiterate our sincere appreciation for the manner in which you are guiding us in our compliance with applicable disclosure requirements, and more importantly, the enhancement of our presentation to our shareholders in our periodic filings.

Form 10-K for the Year Ended December 31, 2008

General

Comment 1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response 1.  We acknowledge your comment and have included additional disclosures and other revisions herein where appropriate. We note our continuing preference to include our additional disclosures and other revisions, other than the restatements described herein, on a prospective basis so as to not confuse our stockholders with stale and immaterial disclosures, especially in light of the Company’s Form 10-K for the 2009 year expected to be filed on or before March 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 8

Comment 2.  We have read your response to comment six from our letter dated November 3, 2009.  You indicated that you were not in compliance with your borrowing base calculation as of December 31, 2008.  You also believe that it is not necessary to amend your 2008 Form 10-K to disclose the non-compliance of your debt covenants based on the fact that the amounts outstanding under the current Credit Facility were reclassified as short-term in the September 2009 Form 10-Q.  Please tell us how you determined that it is not necessary to amend your 2008 Form 10-K to disclose that you were not in compliance with your financial covenants as of December 31, 2008.  Please also tell us how you applied the guidance in EITF 86-30 in determining that your revolving credit note as of December 31, 2008 was appropriately classified as long-term.  Please also separately address your classification of your revolving credit note as long-term as of March 31, 2009 and June 30, 2009.

Response 2.  We have reviewed your comment and the related guidance provided by EITF 86-30 and respond as follows. Although we were not in compliance with our Credit Facility’s debt covenants at December 31, 2008, we determined that a restatement was not necessary based on the fact that: (a) our Lender did not call the debt due and we believed we were under a tacit waiver with our Lender notwithstanding the technical default, and (b) our most recent balance sheet disclosure contained in our Form 10-Q for the quarterly period ended September 30, 2009 had already reflected our Revolving Credit Note as current (albeit due to the fact that it matured on August 31, 2010). If we had received a notification from our Lender calling the Credit Facility due, then we would have reported this occurrence on Form 8-K as and when required thereunder.

After reviewing EITF 86-30, we can affirmatively state that at all times we were not in technical compliance, we believed we would regain compliance within a 12 month period based on our internal budgets. But for the unfolding of the economic crisis starting in 2008, which caused an extreme tightening in the credit markets resulting in extended delays in collecting our outstanding accounts receivable, thereby lowering our eligible accounts receivable under our borrowing base calculation, we would have been in and/or regained compliance. To further bolster our original determination, we have rectified the past continuing default with our Lender, effective December 31, 2009 and are currently in negotiations for a longer term modification. Lastly, in future periods, we will disclose whether or not we are in compliance with our debt covenants and whether or not we expect to regain compliance.

Certain Relationships and Related Transactions, and Director Independence, page 20

Comment 3.  We have read your response to comment eight from our letter dated November 3, 2009.  Please provide the following:

•
You indicate that on February 19, 2008 your principle shareholder and Chairman of the Board and Mr. Nadel entered into a private agreement whereby your Chairman of the Board agreed to transfer approximately 1,084,000 shares to Mr. Nadel in installments of 500,000 shares on February 19, 2008 and 584,000 shares on February 18, 2009.  We further note that you used the trading price on the date of the transfer to determine the amount of compensation to recognize.  With reference to the specific guidance set forth in SFAS 123(R), including the definition of grant date, please address the appropriateness of using the February [18], 2009 transfer date as your measurement date for the 584,000 shares rather [than] the February 19, 2008 agreement date.  Please further address the need to recognize such amount subsequent to the grant date rather than subsequent to the transfer date;

•
You indicate that you applied an illiquidity discount of 25% based on the historical volatility of your stock.  Given that your stock is traded on the NASDAQ Over-the-Counter bulletin board, it is unclear why it is appropriate to use an illiquidity discount.  If you continue to believe an illiquidity discount is appropriate. Provide us with the objective evidence you used to support your conclusion, including how you determined that an illiquidity discount of 25% is reasonable.

•	To the extent necessary, please revise your SAB 99 analysis to address the accounting concerns identified in the above two bullets; and
•
You have provided a SAB 99 analysis to determine if the adjustments materially misstated previous reported periods affected by the errors for the year ended December 31, 2009 and 2008.  Please expand your SAB 99 analysis to include the impact of the adjustments on the quarterly periods for fiscal 2008 and 2009, as applicable.

Response 3.  We have reviewed your comment and determined that we should have valued the entire transaction using the closing trading price of the Company’s common stock on the NASDAQ Over-the-Counter bulletin board on February 19, 2008 (the date of agreement between the parties).

The grant-date fair value is equal to $758,800 and we recognize the compensation cost over the requisite service period as follows:

Tranche 1
2/19/2008	500,000	$0.70	$350,000	2/18/2009	$956.28	2008 Year	2009 Year	2010 Year

			2/19/2008	2/29/2008	$10,519
			3/1/2008	3/31/2008	$29,645	$40,164
			4/1/2008	4/30/2008	$28,689
			5/1/2008	5/31/2008	$29,645
			6/1/2008	6/30/2008	$28,689	$87,022
			7/1/2008	7/31/2008	$29,645
			8/1/2008	8/31/2008	$29,645
			9/1/2008	9/30/2008	$28,689	$87,978
			10/1/2008	10/31/2008	$29,645
			11/1/2008	11/30/2008	$28,689
			12/1/2008	12/31/2008	$29,645	$87,978
			1/1/2009	1/31/2009	$29,645
			2/1/2009	2/18/2009	$17,213		$46,858
					$350,000	$303,142	$46,858	$-

Tranche 2
2/19/2008	584,000	$0.70	$408,800	2/19/2010	$558.47	2008 Year	2009 Year	2010 Year

			2/19/2008	2/29/2008	$6,143
			3/1/2008	3/31/2008	$17,313	$23,456
			4/1/2008	4/30/2008	$16,754
			5/1/2008	5/31/2008	$17,313
			6/1/2008	6/30/2008	$16,754	$50,821
			7/1/2008	7/31/2008	$17,313
			8/1/2008	8/31/2008	$17,313
			9/1/2008	9/30/2008	$16,754	$51,379
			10/1/2008	10/31/2008	$17,313
			11/1/2008	11/30/2008	$16,754
			12/1/2008	12/31/2008	$17,136	$51,202
			1/1/2009	1/31/2009	$17,313
			2/1/2009	2/28/2009	$15,637
			3/1/2009	3/31/2009	$17,313		$50,262
			4/1/2009	4/30/2009	$16,754
			5/1/2009	5/31/2009	$17,313
			6/1/2009	6/30/2009	$16,754		$50,822
			7/1/2009	7/31/2009	$17,313
			8/1/2009	8/31/2009	$17,313
			9/1/2009	9/30/2009	$16,754		$51,379
			10/1/2009	10/31/2009	$17,313
			11/1/2009	11/30/2009	$16,754
			12/1/2009	12/31/2009	$26,614		$60,680
			1/1/2010	1/31/2010	$11,656
			2/1/2010	2/19/2010	$7,144			$18,800
					$408,800	$176,858	$213,143	$18,800

Grand Totals
	Total	2008 Year	2009 Year	2010 Year
	$758,800	$480,000	$260,000	$18,800

	First Quarter	$63,620	$97,120
	Second Quarter	$137,843	$50,821
	Third Quarter	$139,357	$51,379
	Fourth Quarter	$139,180	$60,680	$18,800
	Verify	$480,000	$260,000	$18,800

SAB No. 99 Materiality Analysis

Quantitative Analysis

Below is our revised quantitative analysis reflecting the error percentages:

Income Statement
	1st Qtr 2008	2nd Qtr 2008	3rd Qtr 2008	4th Qtr 2008	2008 Year
	Restated	Restated	Restated	Restated	Restated
Net (Loss) Available to Common Stock (Unadjusted)	(1,323,297)	(135,151)	(180,709)	(2,712,760)	(4,351,917)
Adjustment for 2008 Compensation Cost	(63,620)	(137,843)	(139,357)	(139,180)	(480,000)
Net (Loss) Available to Common Stock (Adjusted)	(1,386,917)	(272,994)	(320,066)	(2,851,940)	(4,831,917)
Error Percentage	4.81%	101.99%	77.12%	5.13%	11.03%
Net (Loss) Per Share-Basic and Diluted (Unadjusted)	(0.02)	(0.00)	(0.00)	(0.04)	(0.07)
Net (Loss) Per Share-Basic and Diluted (Adjusted)	(0.02)	(0.00)	(0.01)	(0.04)	(0.08)
Error Percentage	4.81%	101.99%	77.12%	5.13%	11.03%
Weighted Average Shares Outstanding	63,944,799	63,944,799	63,944,799	63,944,799	59,834,396

	1st Qtr 2009	2nd Qtr 2009	3rd Qtr 2009
	Restated	Restated	Restated
Net (Loss) Available to Common Stock (Unadjusted)	(1,283,132)	(1,487,477)	204,613
Adjustment for 2009 Compensation Cost	(97,120)	(50,821)	(51,379)
Net (Loss) Available to Common Stock (Adjusted)	(1,380,252)	(1,538,298)	153,234
Error Percentage	7.57%	3.42%	25.11%
Net (Loss) Per Share-Basic and Diluted (Unadjusted)	(0.02)	(0.02)	0.00
Net (Loss) Per Share-Basic and Diluted (Adjusted)	(0.02)	(0.02)	0.00
Error Percentage	7.57%	3.42%	25.11%
Weighted Average Shares Outstanding	63,944,799	63,944,799	63,944,799

Balance Sheet
	1st Qtr 2008	2nd Qtr 2008	3rd Qtr 2008	4th Qtr 2008/2008 Year
	Revised	Revised	Revised	Revised
Total Assets (Unadjusted)	13,163,212	16,456,190	25,108,392	22,929,726
Adjustment for 2008 Compensation Cost	-	-	-	-
Total Assets (Adjusted) (No Change)	13,163,212	16,456,190	25,108,392	22,929,726
Error Percentage	0.00%	0.00%	0.00%	0.00%
Total Liabilities (Unadjusted)	12,509,759	12,323,399	19,841,621	20,170,510
Adjustments Increasing Loans Payable - Related Party	(63,620)	(201,462)	(340,820)	(480,000)
Total Liabilities (Adjusted)	12,446,139	12,121,937	19,500,801	19,690,510
Error Percentage	0.51%	1.63%	1.72%	2.38%
Total Equity (Unadjusted)	653,453	4,132,790	5,266,771	2,759,216
Adjustment for 2008 Compensation Cost	(63,620)	(201,462)	(340,820)	(480,000)
Total Equity (Adjusted) (No Change)	589,833	3,931,328	4,925,951	2,279,216
Error Percentage	9.74%	4.87%	6.47%	17.40%

	1st Qtr 2009	2nd Qtr 2009	3rd Qtr 2009
	Revised	Revised	Revised
Total Assets (Unadjusted)	21,293,482	22,343,588	23,286,767
Adjustment for 2009 Compensation Cost	-	-	-
Total Assets (Adjusted) (No Change)	21,293,482	22,343,588	23,286,767
Error Percentage	0.00%	0.00%	0.00%
Total Liabilities (Unadjusted)	20,668,690	23,128,221	23,743,836
Adjustments Increasing Loans Payable - Related Party	577,120	627,941	679,320
Adjustment Decreasing Loans Payable - Related Party	-	-	-
Total Liabilities (Adjusted)	21,245,810	23,756,162	24,423,156
Error Percentage	2.79%	2.72%	2.86%
Total Equity (Unadjusted)	624,792	(784,633)	(457,069)
Adjustment for 2009 Compensation Cost	(577,120)	(627,941)	(679,320)
Adjustment for Conversion of LP-RP to Equity	-	-	-
Total Equity (Adjusted) (No Change)	47,672	(1,412,574)	1,136,389
Error Percentage	92.37%	80.03%	148.63%

Qualitative Analysis

In addition to our original quantitative analysis included in our Response 8 to your Comment 8 in our response letter dated January 8, 2010 (which is incorporated herein by this reference), we believe the non-cash aspect of this transaction deserves considerable weight and must be communicated carefully so as to not unduly confuse our stockholders.  The private agreement entered into between Mr. Nadel and the Chairman of the Board has nothing to do with managing the day-to-day operations of Lapolla’s business and our foam and coating operating segments were unaffected by the transaction.

Disclosure and Restatement Alternatives

Based on the foregoing error percentages in the quantitative analysis above, especially with respect to the income statement, we believe an income statement restatement is required and in the best interests of our stockholders, notwithstanding our quantitative analysis.  However, in light of the past practice of the Chairman of the Board in canceling his indebtedness into equity, we believe a restatement of the balance sheets is not necessary nor in the best interests of our stockholders based on our qualitative analysis.  The Chairman of the Board canceled all of his outstanding loans payable at December 31, 2009 (See Form 8-K dated December 31, 2009, filed with the SEC on January 4, 2010 (thereby increasing stockholder’s equity by more than $5,000,000).

There are two alternatives for disclosing this transaction as follows:

1.	Amending seven (7) SEC filings (Form 10-Qs for all quarters in 2008 and 2009 plus Form 10-K for 2008 Year); or
2.	Adding a Selected Quarterly Financial Data section in our Form 10-K for the 2009 Year expected to be filed on or before March 31, 2010.

Under the first alternative, both the income statement and the balance sheets would be amended, however, we believe the sheer volume of amended filings would be unduly burdensome and confusing to our stockholders, especially in light of our qualitative analysis with respect to the balance sheet revisions.  Whereas, under the second alternative, we would add a Selected Quarterly Financial Data section in our Fork 10-K for the 2009 Year, which would include the restated income statements for the 2008 quarters and year, as well as the first three quarters of 2009.  In addition, the 2009 10-K will include restated 2008 annual financial statements and related notes. We would prefer to use the second alternative.

In connection with the restatement of the above periods to include the related party transaction, we have revised our disclosure accordingly as follows:

“Transactions with Related Persons

(b)  On February 19, 2008, our principal stockholder and Chairman of the Board and Mr. Nadel entered into a private agreement whereby our Chairman of the Board agreed to transfer approximately 1,084,000 shares, in two installments, of his restricted common stock to Mr. Nadel in order to secure his continued attention and hands on participation required with his role as a Board member for a two year period. The first installment of 500,000 shares was transferred to Mr. Nadel on February 19, 2008. [The second installment of 584,000 shares was transferred to Mr. Nadel on February 18, 2009]. The installments vest one year after the date of each installment. The closing price of the Company’s common stock as traded on the NASDAQ OTCBB on the date of the private agreement was $.70 per share. The grant-date fair value related to this transaction is $758,800.”

Controls and Procedures

Notwithstanding the foregoing, we believe the non-detection of this related party transaction was a material weakness until it was brought to our attention by the SEC and subsequently rectified by changes to our internal controls and disclosure controls and procedures at the end of 2009 to stop it from happening again.

We have included our revised disclosure below to explain our material weakness described above for the 2008 Year:

“Evaluation of Disclosure Controls and Procedures

Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective and operating at a reasonable assurance level.  Specifically, the Company did not adequately detect the financial aspects of a related party transaction during the covered period. The Company has restated the financial statements to include the financial aspects of this transaction. As a result, management determined that, as of December 31, 2008, there were changes in our internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Moreover, there were significant changes in our internal controls over financial reporting that materially affected our internal controls after the end of the period covered by this report.

Item 9A(T).  Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Exchange Act, pursuant to the SEC’s rules and regulations. We maintain a system of internal control over financial reporting based on criteria established by COSO. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance, with respect to reporting financial information. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established by COSO.

Based on this evaluation, we concluded that our internal control over financial reporting were, as of December 31, 2008, the end of the annual period covered by this report, not effective. Specifically, the Company did not adequately detect all aspects of a related party transaction during the covered period. The Company has added a control objective to its system of internal controls to not only detect related party transactions but also the financial aspects related thereto.”

Depending on the alternative the SEC decides for us to disclose the related party transaction to our stockholders, the above disclosures will be revised accordingly.

Form 10-Q for the Quarter Ended September 30, 2009

General

Comment 4.  Please address the comments above in your interim filings as well.

Response 4.  We acknowledge your comment and have included additional disclosures and other revisions herein where appropriate. We note our continuing preference to include our additional disclosures and other revisions, other than the restatements described herein, on a prospective basis so as to not confuse our stockholders with stale and immaterial disclosures, especially in light of the Company’s Form 10-K for the 2009 year expected to be filed by March 31, 2010.  Refer to Comment 3 above for more information.

Financial Statement

Statement of Operations, page 3

Comment 5.  In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share to round only to the nearest cent.  Please revise your net income (loss) per share footnote as well.

Response 5.  We have reviewed your Comment 9 and provided our revised disclosures for your review below:

A.	Form 10-Q for Quarter Ended September 30, 2009 (Statement of Operations):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net Income (Loss) Per Share-Basic	$0.00	$(0.00)	$(0.00)	$(0.00)
Net Income (Loss) Per Share-Diluted	$0.00	$(0.00)	$(0.00)	$(0.00)

B.	Form 10-Q for Quarter Ended September 30, 2009 (Notes To Financial Statements, Note 10)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	Amount	Amount	Amount	Amount
Net Income (Loss)	$410,693	$25,371	$(1,954,477)	$(1,025,105)
Net Income (Loss) Per Share-Basic	$0.01	$0.00	$(0.03)	$(0.02)
Weighted Average Common Shares Outstanding	63,944,803	62,944,803	63,944,803	59,722,800
Net Income (Loss) Per Share-Diluted	$0.01	$0.00	$(0.03)	$(0.02)
Weighted Average Common Shares Outstanding	73,806,998	67,043,657	63,944,803	59,722,800
Dividends on Preferred Stock	(206,080)	(206,080)	(611,520)	(613,760)
Net Income (Loss) Available to Common Stockholders	$204,613	$(180,709)	$(2,565,997)	$(1,638,865)
Net Income (Loss) Per Share-Basic	$0.00	$(0.00)	$(0.04)	$(0.03)
Weighted Average Common Shares Outstanding	63,944,803	62,944,803	63,944,803	59,722,800
Net Income (Loss) Per Share-Diluted	$0.00	$(0.00)	$(0.04)	$(0.03)
Weighted Average Common Shares Outstanding	73,806,998	62,944,803	63,944,803	59,722,800

The above per share amounts will be adjusted for the restatements described elsewhere in this letter for this particular period.

Note 7.  Revolving Credit and Term Loan Agreement and Related Agreements, page 6

Comment 6.  Please tell us and disclose whether you were in compliance with your debt covenants at September 30, 2009. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response 6.  We have reviewed your comment and for the first part respectfully refer you to our Response 15 to Comment 15 previously provided in our response letter dated January 8, 2010, Liquidity and Capital Resources, Section 3 C (i) and (ii). Also, the default section in our ComVest Credit Facility’s Amended and Restated Revolving Credit and Term Loan Agreement is as follows:

“VII.	DEFAULTS

Section 7.01.  Events of Default.  Each of the following events is herein, and in the Notes, sometimes referred to as an Event of Default:

(a)      if any representation or warranty made herein or in any other Loan Document, or in any certificate, financial statement, Borrowing Base report, instrument or other written statement furnished by the Borrower or any Subsidiary in connection with this Agreement, any other Loan Document or any of the borrowings hereunder shall be false, inaccurate or misleading in any material respect when made or when deemed made hereunder;

(b)      any default in the payment of any principal or interest under any of the Notes or any other Obligations when the same shall be due and payable, whether at the due date thereof or at a date required for prepayment or by acceleration or otherwise, and the continuance of any such non-payment (in whole or in part) for a period of three (3) Business Days;

(c)      any default in the due observance or performance of any covenant, condition or agreement contained in any Section of Article VI hereof, which, if capable of being cured, is not fully cured within thirty (30) days after the occurrence thereof;

(d)     any default in the due observance or performance of any covenant, condition or agreement to be observed or performed under Article V hereof, or otherwise pursuant to the terms hereof or any other Loan Document and not addressed in Sections 7.01(a), (b) or (c), and the continuance of such default unremedied for a period of thirty (30) days (five (5) Business Days in the case of Section 5.01(d) hereof) after written notice thereof to the Borrower, or such other cure period as may be provided in the applicable Loan Document;

(e)      any default with respect to any Indebtedness for money borrowed of the Borrower or any of the Subsidiaries (other than to the Lender) in an amount in excess of $50,000, if the effect of such default is to permit the holder, with or without notice or lapse of time or both, to accelerate the maturity of any such Indebtedness for money borrowed or to cause such Indebtedness for money borrowed to become due prior to the stated maturity thereof;

(f)       if any Credit Party shall: (i) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of it or any of its properties, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent or be the subject of an order for relief under Title 11 of the United States Code, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage or any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against him or it in any proceeding under any such law, or (vi) take or permit to be taken any action in furtherance of or for the purpose of effecting any of the foregoing;

(g)      if any order, judgment or decree shall be entered, without the application, approval or consent of the subject Credit Party, by any court of competent jurisdiction, approving a petition seeking reorganization of any Credit Party, or appointing a receiver, trustee, custodian or liquidator of any Credit Party or of all or any substantial part of its or his assets, and such order, judgment or decree shall continue unstayed and in effect for any period of sixty (60) days;

(h)      if final judgment(s) for the payment of money in an uninsured amount in excess of $50,000 individually or in the aggregate shall be rendered against the Borrower and/or any Subsidiary, and the same shall remain undischarged or unbonded for a period of thirty (30) consecutive days, during which execution shall not be effectively stayed;

(i)       the occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Borrower or any Subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $50,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within thirty (30) days after the date thereof;

(j)       if any Lien purported to be created by any Security Document shall cease to be a valid perfected first priority Lien (subject only to any priority accorded by law to Permitted Liens) on the assets or properties covered thereby, or the Borrower or any Subsidiary shall assert in writing that any Lien purported to be created by any Security Document is not a valid perfected first priority lien (subject only to any priority accorded by law to Permitted Liens) on the assets or properties purported to be covered thereby;

(k)      if any of the Loan Documents shall cease to be in full force and effect (other than as a result of the discharge thereof in accordance with the terms thereof or by written agreement of all parties thereto);

(l)       if the Common Stock shall not be listed or traded on any national securities exchange, or shall cease to be actively quoted on the OTC Bulletin Board, for any period in excess of thirty (30) consecutive days; or

(m)     if any Credit Party shall be indicted for, convicted of or plead nolo contendere to any criminal offense; or

(n)      the occurrence of a Material Adverse Effect.

Section 7.02.  Remedies.  Upon the occurrence of any Event of Default, and at all times thereafter during the continuance thereof: (a) the Notes, and any and all other Obligations, shall, at the Lender’s option (except in the case of Sections 7.01(f) and 7.01(g) hereof, the occurrence of which shall automatically effect acceleration, regardless of any action or forbearance in respect of any prior or ongoing Default or Event of Default which may be inconsistent with such automatic acceleration), become immediately due and payable, both as to principal, interest and other charges, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Notes or other evidence of such Obligations to the contrary notwithstanding, (b) all outstanding Obligations under the Notes, and all other outstanding Obligations, shall bear interest at the default rates of interest provided in the Notes, (c) the Lender may file suit against the Borrower on the Notes and against the Borrower and the Subsidiaries under the other Loan Documents and/or seek specific performance or injunctive relief thereunder (whether or not a remedy exists at law or is adequate), and against Richard Kurtz under the Stockholder Guaranty (if same is then in effect in accordance with its terms), (d) the Lender shall have the right, in accordance with the Security Documents, to exercise any and all remedies in respect of such or all of the Collateral as the Lender may determine in its discretion (without any requirement of marshalling of assets or other such requirement, all of which are hereby waived by the Borrower), and (e) the Revolving Credit Commitment shall, at the Lender’s option (except in the case of Sections 7.01(f) and 7/01(g) hereof, the occurrence of which shall automatically effect termination, regardless of any action or forbearance in respect of any prior or ongoing Default or Event of Default which may be inconsistent with such automatic termination), be immediately terminated or reduced, and the Lender shall be under no further obligation to consider making any further Advances.”

Please refer to our Form 8-K dated June 30, 2008 and filed with the SEC on July 7, 2008, Exhibit 10.1, for the full text of the Amended and Restated Revolving Credit and Term Loan Agreement for more information.

Note 8.  Derivatives and Fair Value, page 6

Comment 7.  We have read your response to comment 17 from our letter dated November 3, 2009.  Please provide the following:

•
Please tell us how you determined that it was appropriate to derecognize your Series A Preferred shares based on the fact that you were unable to verify who owns the outstanding Series A Preferred shares. Notwithstanding the fact that you were unable to verify who owns the outstanding shares, it is not clear to us that you may have legal obligations (i.e. liquidation and conversion rights) related to those shares; and

•
You disclose that each share of your Series A preferred stock entitles its holder to convert it into .036 shares of common stock, as adjusted in the event of future dilution.  Since your Series A Preferred stock was outstanding for the entire year ended December 31, 2008, please disclose the facts and circumstances that would be classified as an event of future dilution.  Please also tell us what consideration you gave to EITF 07-05 in evaluating such events of future dilution.

Response 7.  We have reviewed your comment and respond as follows. Our determination to derecognize the Series A Preferred shares was made based on the incomplete state of the original records obtained and maintained upon re-establishment of operations in the Winners All International, Inc. public shell (n/k/a Lapolla Industries, Inc.) on or about January 1, 1997. I have had a couple conversations over the past 13 years with our SEC legal counsel but nothing definitive had ever been decided. Based on your November 3, 2009 comment letter to us, and upon further investigating the incomplete records, as well as those originating Series A Preferred documents filed with the state of Delaware, the Company decided to derecognize the Series A Preferred shares for the reasons stated in our Response 17 to your Comment 17 in our response letter dated January 8, 2010. Additionally, based on the incomplete records, we are unable to verify whether or not there are actually any outstanding Series A Preferred shareholders and the derecognition is just an error correction. Furthermore, based on a review of the originating documents consisting of the Series A Preferred Stock Certificate of Designation (“Certificate of Designation”) dated May 21, 1991, filed with the state of Delaware’s Division of Corporations on May 29, 1991 (2,000,000 shares authorized), and Certificate of Decrease dated July 26, 1991, filed with the state of Delaware’s Division of Corporations on August 21, 1991 (reduced to 750,000 shares authorized), in combination with the fact that we have not received any communications (nor any conversion requests) from any alleged Series A Preferred shareholders in the past 13 years, we determined that the Series A Preferred shares reflected as outstanding were most likely an error.  We do not take this derecognition matter lightly and waited 13 years before taking any definitive action in an effort to protect any potential Series A Preferred shareholder’s interest.

Paragraph 3 of the Certificate of Designation contains the following liquidation language:

“(3)          Liquidation and Dissolution.  In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, then out of the assets of the Corporation available for distribution to its stockholders, before any distribution or payment to the holders of the common stock or any other class or series of the Corporation’s capital stock, the holders of Series A Preferred Stock shall be entitled to be paid the sum of One Dollar ($1.00) per share, together with any portion of dividends accrued and unpaid to an including the date of such liquidation, dissolution or winding up; and the holders of Series A Preferred Stock shall be entitled thereafter to share ratably in the remaining assets of the Corporation available for distribution to holders, if any, of any other Series A Preferred Stock (“such other series being “Parity Stock”) and holders of common stock.  Such payment shall be made pari passu with any such payment made to the holders, if any, or Parity Stock with respect to payment upon liquidation, dissolution or winding up the affairs of the Corporation.  If the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit payment in full to the holders of the Series A Preferred Stock and the holders, if any, of Parity Stock, or the preferential sums which all such holders are entitled to receive, then all of the assets available for distribution to the stockholders shall be distributed among and paid to the holders of the Series A Preferred Stock and such other holders of Parity Stock ratably in proportion to the respective preferential amounts that would be payable per share if such assets were sufficient to permit payment in full.  The consolidation or merger of the Corporation with or into any other corporation or corporations or the sale or transfer of all or substantially all of the assets of the Corporation, shall not be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Paragraph (3).”

Paragraph 5 of the Certificate of Designation contains the following conversion rights language:

“(5)          Conversion.

(a)      The Series A Preferred Stock shall be convertible into shares of common stock upon thirty (30) days prior notice at the option of the holder as hereinafter provided at the rate of one (1) share of Common Stock for each share of Series A Preferred Stock.

(b)      In the event that the Corporation shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares (whether by stock dividend, stock split or otherwise), the conversation rate in effect hereunder to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Corporation shall be combined into a smaller number of shares, the conversion rate in effect immediately prior to such combination shall be proportionately increased.

(c)      If any capital reorganization or reclassification of the capital stock of the Corporation, or consolidation or merger of the Corporation with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provisions shall be made whereby the holders of the Series A Preferred Stock shall thereafter have the right, upon conversion hereunder, to receive upon the basis and upon the terms and conditions specified herein and in lieu of the Common Stock theretofore receivable upon such conversion, such shares had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the holders of the Series A Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for adjustment of the conversion rate and of the number of shares issuable upon conversion of the Series A Preferred Stock) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise thereof.

(d)      The Corporation agrees that during the period within which the Series A Preferred Stock may be converted the Corporation will at all times have authorized and in reserve, and will keep available, solely for delivery upon the conversion of Series A Preferred Stock, shares of the Common Stock and other securities as from time to time shall be receivable upon the conversion of the Series A Preferred Stock free and clear of all preemptive rights.  The Corporation agrees that each share of Common Stock issued upon conversion of Series A Preferred Stock shall, at the time of such issuance, be validly issued and outstanding, fully paid and non-assessable.

(e)      In each case of an adjustment or readjustment of the conversion rate, the Corporation will furnish each holder of Series A Preferred Stock with a certificate showing such adjustment or readjustment, and stating in detail the facts upon which such adjustment or readjustment is based.

(f)      To exercise the conversion privilege, a holder of Series A Preferred Stock shall surrender the certificate(s) representing the shares being converted to the Corporation at its principal office, and shall give thirty (3) days prior written notice to the Corporation at that office that such holder elects to convert such shares.  Such notice shall also state the name(s) (with address(es)) in which the certificate(s) for shares of Common Stock issuable upon such conversion shall be issued.  The certificate(s) for shares of Series A Preferred Stock surrendered for conversion shall be accompanied by proper assignment thereof to the Corporation or in blank.  Thirty (3) days following the date when such written notice is received by the Corporation together with the certificate(s) representing the shares of Series A Preferred Stock being converted, shall be the “Conversion Date.” As promptly as practicable after the Conversion Date, the Corporation shall issue and shall deliver to the holder of the shares of Series A Preferred Stock being converted certificate(s) as he may request for the number of shares of Common Stock issuable upon the conversion of such shares of Series A Preferred Stock in accordance with the provisions of this Section (5).  Such conversion shall be deemed to have been affected immediately prior to the close of the business on the Conversion Date, and at such time the rights of the holders as holder of the converted shares of Series A Preferred Stock shall cease and the person(s) in whose name(s) any certificate(s) for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder(s) of record of the shares of Common Stock represented thereby.

(g)      No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock.  Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of Series A Preferred Stock, the Corporation shall issue the number of whole shares determined by rounding any fractional share to the nearest whole number of shares.

(h)      In the event some but not all of the shares of Series A Preferred Stock represented by certificate(s) surrendered by a holder are converted, the Corporation shall execute and deliver to the holder a new certificate representing the number of shares of Series A Preferred Stock that were not converted.”

I hereby attest, in my Corporate Secretary capacity and on behalf of the Corporation, that the Corporation has not received any request to convert any Series A Preferred Stock since the date of my involvement with the Corporation, starting January 1, 1997 to date.

Also, from my limited recollection, the conversion ratio of .036 was determined by the Company’s prior independent auditor and related to the adjustment made from a reverse split by the Company prior to my involvement with the Company which started on January 1, 1997. The anti-dilution provisions are contained in the Paragraph 5, Section (b) above. There were no events of future dilution in 2008 that would have affected the Series A Preferred Stock.

Lastly, after reviewing the dilution aspects (described in Paragraph 5, Section (b) above) in the Series A Preferred Stock Certificate of Designation in relation to the guidance set forth in EITF 07-05, we determined that EITF 07-05 was inapplicable.

Please be advised that in connection with responding to your comments above, please find our written statement below acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

/s/  Michael T. Adams, EVP

Michael T. Adams
Executive Vice President

MTA/